

May 13, 2011

Mr. Limin Li
Chief Executive Officer
VisionChina Media Inc.
1/F Block No. 7 Champs Elysees
Nongyuan Road, Futian District
Shenzhen 518040
People's Republic of China

     Re: **VisionChina Media Inc.**
              Amendment No. 3 to the Form 20-F for fiscal year ended December 31, 2009
              Filed June 23, 2010
              File No. 001-33821

Dear Mr. Li:

     We have reviewed your filing and have the following comments. Unless otherwise indicated, please amend your filing to include the requested information.

     Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment one in our letter dated April 11, 2011 including your revised discussion regarding your local operating partners and their status as affiliates or subsidiaries of state-owned television stations. Please amend your disclosure, where appropriate, to address the following points:

   - In the second half of your revised risk factor at the top of page 10, you state that the state-owned television stations "have confirmed" that the SARFT restrictions on the total advertising time of a radio of television station or channel advertisements are not applicable to your advertising on mobile digital television. Please disclose how the stations have confirmed this position. Tell us whether this confirmation was oral or written and the date when it was received.

- At the end of this same paragraph you refer to your media contracts with state-owned operating affiliates. Please revise your disclosure to discuss the enforceability of contracts against state-owned entities or the PRC government. Discuss, for example, whether you are able to enforce these contracts against government entities and any limits to enforceability.

- Lastly, at the end of this section you state that since the annual increase of your media costs is already fixed under your contracts and the contracts do not contain any provisions to decrease the media costs in the event that the total advertising time on the networks of local operating partners is limited, an adverse regulatory action would limit your revenues, while your media costs continue to increase. Towards the bottom of page nine that you state that 99.4% of your revenues in 2008 and 100% of your revenues in 2009 and 2010 were derived from cities where you local operating partners are not registered with SAIC. Please revise your disclosure here and in your Management's Discussion and Analysis to clearly state that substantially all of your revenues would be impacted by a regulatory enforcement action by SAIC or SARFT. In your MD&A please discuss this impact on your liquidity and capital resources in the near and long term. We note your discussion at the beginning of the first paragraph on page 10 stating that you, currently on average, sell 11% of total broadcasting time each day, which is under the 20% regulatory cap.

2. We note your litigation with Digital Media Group. Please tell us more about the status of this litigation including your claims and damages sought. Revise the discussion under your risk factor titled, "The shareholders of our consolidated affiliated entities may have potential conflicts of interest with us" to discuss this litigation. Additionally, please disclose the amount of outstanding payments remaining for this transaction related to the $60 million payments to be made after completion of the transaction. We note your discussion in the fourth paragraph under the heading "Our Exclusive Agency Cities" on page 38. Discuss the impact this litigation may have on your liquidity and capital resources.

Risk Related to Our Company and Our Industry, page 6

We have incurred new losses in the past and may incur losses in the future, page 7

3. We note your response to comment two in our letter dated April 11, 2011. Please amend your disclosure to include the discussion in your response about the characteristics of the media costs in your exclusive agency agreements.

4. Additionally, please amend your disclosure under this risk factor to discuss the terms of renewal and termination for these agreements. We note that you state that the terms of your media contracts typically range from three to eight years. Please revise this section to discuss any options to renew, whether the options are automatic, the time period of notice required and which party controls each right. Similarly, discuss the characteristics of any right of termination.

5. We note your response to comment three in our letter dated April 11, 2011. Please amend your disclosure under this risk factor to include the discussion found in your response regarding escalation clauses.

We may be subject to, and may expend significant resources in defending against…, page 8

6. We note your response to comment seven in our letter dated April 11, 2011. Please revise your disclosure to include the last paragraph of your response to this comment including that the local operating partners have only orally agreed to comply with PRC laws and regulations.

F. Tabular Disclosure of Contractual Obligations, page 72

7. We note your legal opinion, amendment and response to comment 12 in our letter dated April 11, 2011. Please state in your disclosure whether the equity pledge agreements are or are not enforceable in a PRC court of law. Please tell us whether the language in the legal opinion that the equity pledge agreements "can still be legally enforced by the courts in the PRC" is conditional. For example, it does not appear to be entirely definitive, i.e., a statement that these equity pledge agreements despite lack of registration are enforceable in a PRC court.

Notes to Consolidated Financial Statements

3. Acquisitions, page F-19

8. We note your response to comment 16 from our letter dated April 11, 2011 and your proposed disclosure.

   - We requested that you provide the expanded disclosure in any amendments to your Form 20-F for the year ended December 31, 2009 as well as future filings. Please provide the requested disclosure in your next amendment of Form 20-F for the year ended December 31, 2009. Also, the table you have provided does not satisfy our request for specific information regarding all contingent consideration arrangements currently in effect. Please provide the methodology, if any other methodology is to be used other than net income before income taxes, how net income before income taxes is to be determined, the year(s) and the actual multiple to be applied to net income before income taxes for each year for each acquisition. Please disclose the amount of earn-out consideration that was paid for each acquisition in 2010 and the date(s) the consideration was paid. We note that impairment charges of $89.1 million were recorded in the second quarter of 2010 against three of the six agencies acquired in 2008. Tell us the entities for which you took an impairment charge and the amount of impairment charge for each entity. If you paid out contingent consideration, tell us why you paid contingent consideration for the acquisition of impaired entities.

- Please tell us the history for each acquired customer that you used as your basis for a five-year amortization period and straight line method for amortization. Please tell us why you did not use the financial information for each entity prior to the incorporation in the B.V.I. for purposes of your pro forma disclosure. Please provide us with this information.

- Tell us why you used the useful lives of customer bases of other listed companies in a similar industry rather than historical experience to determine the amortization period. Tell us the companies that you referenced in determining your five-year amortization period.

- As previously requested, please provide all the disclosures required by paragraphs 51f. and 53c. of SFAS 141 in your amended Form 20-F for the year ended December 31, 2009.

15. Income Taxes, page F-29

9. We note your response to comment 18 from our letter dated April 11, 2011 and your revised disclosure on page 62. As we previously requested, please expand your disclosure here, in the footnotes to the financial statements as well as in Critical Accounting Policies to include the following that you have provided in your response dated March 22, 2011:

The Company plans to recover the investment without paying income tax with the below measures:

- The provision of technical support service by the company's PRC wholly owned subsidiary to its consolidated VIE will cause an expense in the consolidated VIE, resulting in the majority of the undistributed earnings of the consolidated VIE flowing to the company without incurring any additional income tax expense on the basis that the company's PRC wholly owned subsidiary and the consolidated VIE are in the same tax jurisdiction and subject to the same income tax rate although such transaction may incur additional business tax expense to the group. The price of the technical support service will be determined on an arm's length basis based on the advice from external tax consultant. Currently we expect the technical support service to be commenced by end of 2011;

- The significant existing contracts, including the exclusive agency agreements and the contracts for direct investment arrangements will be signed or renewed upon expiry of such contracts by a new VIE of the company, so that all the operations in the existing consolidated VIE will be taken by the new VIE without resulting any capital gain subject to income taxes; and

- The company or its wholly owned PRC subsidiary will exercise the call option to acquire all the equity interests in the existing consolidated VIE from its shareholders after all the operations have been transferred to the new VIE. Without any continuing operations and with the majority of the undistributed earnings of the consolidated VIE transferred to the company through technical service agreements, the purchase price for the existing consolidated VIE will approximate its paid-in capital, in which case no capital gain will be noted and thus no income tax expense will be incurred.

Furthermore, please disclose whether these tax positions have met the criteria stated ASC 740-10-55-3 through 740-10-55-6.

Commitments and Contingency

(c) Significant legal proceedings, page F-34

10. With respect to each of the legal proceedings in which you are currently involved, including your litigation with Digital Media Group, please revise your disclosure either here or in Subsequent Events footnote to ensure you identify any and all damages being sought from you and the possible loss or range of loss when there is at least a reasonable possibility that a loss or additional loss in excess of amounts accrued may be incurred. If you have determined that it is not possible to estimate the range of loss, please provide an explanation regarding why this is not possible. Please refer to FASB ASC 450-20-50-3 and 450-20-50-4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact or Sharon Virga, Staff Accountant, at (202) 551-3385 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Staff Attorney, at (202) 551-6971 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Sent via facsimile to (212) 455-2502
        Mr. Chris Lin, Esq.
     Simpson Thacher & Bartlett LLP